EXHIBIT 12
THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended June 30					Six Months Ended December 31
	2015	2014	2013	2012	2011	2015	2014
Amounts in millions, except ratio amounts
EARNINGS, AS DEFINED
Earnings from operations before income taxes after eliminating undistributed earnings of equity method investees	$11,009	$13,492	$13,499	$11,970	$13,370	$7,484	$6,986
Fixed charges (excluding capitalized interest)	842	928	900	1,000	1,053	387	437
TOTAL EARNINGS, AS DEFINED	$11,851	$14,420	$14,399	$12,970	$14,423	$7,871	$7,423
FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$693	$789	$755	$844	$889	$313	$365
1/3 of rental expense	166	174	171	176	170	76	82
TOTAL FIXED CHARGES, AS DEFINED	$859	$963	$926	$1,020	$1,059	$389	$447
RATIO OF EARNINGS TO FIXED CHARGES	13.8x	15.0x	15.5x	12.7x	13.6x	20.2x	16.6x